Exhibit 4.4

FIRST AMENDMENT

TO THE

FREESCALE SEMICONDUCTOR, INC.

401(K) PROFIT SHARING PLAN

The Compensation and Leadership Committee of Freescale Semiconductor, Inc. (the “Company”), pursuant to authorization of the Company’s Board of Directors, adopts the following amendment to the Freescale Semiconductor, Inc. 401(k) Profit Sharing Plan (the “Plan”), effective as of the date set forth below.

1. The second paragraph of the Preamble to the Plan is amended in its entirety to read as follows:

A portion of the Plan comprising the Freescale Stock Fund and, conditionally, the Motorola Stock Fund is intended to be a stock bonus plan and a non-leveraged employee stock ownership plan (“ESOP”) satisfying the requirements of Section 401(a), certain subsections of Section 409, and Section 4975(e) of the Internal Revenue Code. The ESOP portion of the Plan is designed to be invested exclusively in “employer securities” within the meaning of Section 409(l) of the Code. Article 6 of the Plan contains provisions that apply to the ESOP, which shall be known as the Freescale Semiconductor, Inc. ESOP Fund (the “ESOP”). The ESOP provides for the investment of Company and Participant Contributions, and the earnings thereon, exclusively in shares of Company Stock so that Participants will have an opportunity to become stockholders of the Corporation. The Motorola Stock Fund will become a part of the ESOP, as of the Effective Date, only upon a favorable ruling by the Internal Revenue Service that shares of Motorola stock in the Motorola Stock Fund are “employer securities” within the meaning of Section 409(l) of the Code and a favorable determination by the Internal Revenue Service that the ESOP, comprising the Freescale Stock Fund and the Motorola Stock Fund, satisfies the requirements of Section 4975(e).

2. Article 1 of the Plan (“Definitions”) is amended by adding the following new defined terms and by renumbering the remaining paragraphs of Article 1 as appropriate:

1.12 “Compensation Committee” means the Compensation and Leadership Committee of the Board of Directors, the sole responsibility of which, under the Plan, is to appoint and remove, as settlor, the Independent Fiduciary with respect to the Freescale Stock Fund.

1.22 “Independent Fiduciary” means U.S. Trust Company, National Association. The Independent Fiduciary shall be the sole “investment manager” within the meaning of Section 3(38) of ERISA and “named fiduciary” within the meaning of

Section 402(a)(2) of ERISA with respect to the management and disposition of the Freescale Stock Fund, with the power and authority set forth in Section 8.12.

3. Section 1.16 of the Plan (“Freescale Stock Fund”) is renumbered as Section 1.17 and amended in its entirety to read as follows:

1.17 “Freescale Stock Fund” means an Investment Fund the purpose of which is to invest exclusively in Freescale Semiconductor, Inc. common stock, subject to Section 6.3 of the Plan. The Freescale Stock Fund shall be a permanent feature of the Plan.

4. Section 1.21 of the Plan (“Investment Funds”) is renumbered as Section 1.23 and amended in its entirety to read as follows:

1.23 “Investment Funds” means, collectively or singly as the context requires, the Freescale Stock Fund, the Motorola Stock Fund and the investment funds selected by the Profit Sharing Committee in accordance with Article 4 of the Plan.

5. Section 4.1 of the Plan (“Participant Accounts”) is amended by replacing the first sentence thereof with the following:

4.1 Participant Accounts. The Profit Sharing Committee shall have full authority to select Investment Funds for the investment of Trust Fund assets; provided, however, that the Profit Sharing Committee shall have no authority or control with respect to the selection, management or disposition of the Freescale Stock Fund, which shall be subject at all times to the sole authority and control of the Independent Fiduciary in accordance with Section 8.12 of the Plan. In addition, the Investment Funds maintained by the Profit Sharing Committee shall include the Motorola Stock Fund on behalf of Participants who previously participated in the Motorola Plan, for two years after the Effective Date (or such later date as shall be permitted by the Profit Sharing Committee, in order to permit such Participants a reasonable opportunity to liquidate their investment in Motorola stock in an orderly fashion).

6. Section 4.5 of the Plan (“Investment of Funds”) is amended by replacing the first two sentences thereof with the following:

4.5 Investment of Funds. Each Participant, former Participant, alternate payee or Beneficiary who retains an account balance in the Plan (“Accountholder”) shall be permitted to direct the investment of his or her accounts among the Investment Funds established pursuant to the terms of the Plan; provided, however, that a Participant may not (i) direct that new contributions be invested in the Motorola Stock Fund, and a Participant, former Participant, alternate payee or Beneficiary may not direct that any existing funds be invested in the Motorola Stock Fund or (ii) direct that more than 25% of his or her Elective Deferrals be invested in the Freescale Stock Fund. Each Accountholder shall bear the sole responsibility for the selection of the Investment Funds for his or her accounts in accordance with Section 404(c) of ERISA, and neither the Trustee, the 404(c) Fiduciary, the Profit Sharing Committee, the Independent Fiduciary nor any other fiduciary of the Plan shall have any responsibility or liability for any losses that may occur in connection with such selection (or in the absence of such selection, such default selection as may be in place from time to time).

7. Section 6.1 of the Plan (“ESOP Portion of the Plan”) is amended by replacing the last sentence thereof with the following:

“Subject to Section 6.3 of the Plan, the ESOP is designed to invest exclusively in Company Stock.”

8. Section 6.3 of the Plan (“Investments in Company Stock”) is amended in its entirety to read as follows:

6.3 Investments in Company Stock. Accountholders may elect to have a portion of their accounts invested by the Trustee in the Freescale Stock Fund. The Freescale Stock Fund shall be a permanent feature of the Plan, and shall be invested exclusively in Company Stock (except for cash or cash equivalent investments determined by the Trustee to be required to meet distribution, withdrawal and administrative needs of the Trust) without regard to (i) the diversification of assets, (ii) the risk profile of investments in Company Stock, (iii) the amount of income provided by Company Stock, or (iv) the fluctuation in the fair market value of Company Stock, unless the Independent Fiduciary, using an abuse of discretion standard, determines from reliable public information that there is a serious question concerning the Company’s short-term viability as a going concern.

The portion of a Participant’s accounts invested in the Freescale Stock Fund shall be known as the “ESOP Fund.” For this purpose it is intended that the ESOP be considered an “eligible individual account plan” which explicitly provides for the acquisition and holding of “qualifying employer securities” (as those terms are defined in Sections 407(d)(3) and 407(d)(5) of the ERISA). Company Stock may be acquired by the Trustee through purchases on the open market, private purchases, purchases from the Employers (including purchases from the Company of treasury shares or authorized but unissued shares), contributions in kind by the Company, or otherwise. In accordance with Section 4.5 of the Plan, Accountholders may not direct that more than 25% of their Elective Deferrals be invested in the Freescale Stock Fund.

9. Section 8.2 of the Plan (“Powers of the Profit Sharing Committee”) is amended by replacing subsection (h) in its entirety with the following:

(h) To select the Investment Funds for the Plan (other than the Freescale Stock Fund and the Motorola Stock Fund) in accordance with Article 4, and to select investment managers for the Plan other than the Independent Fiduciary.

10. Article 8 of the Plan is amended by added the following new Section 8.12 at the end thereof:

8.12 Powers of the Independent Fiduciary. The Independent Fiduciary shall have the exclusive authority and control with respect to the management and disposition of the Freescale Stock Fund, and shall have no authority or responsibility with respect to the administration of the Plan or the management of any Investment Fund other than the Freescale Stock Fund. The Independent Fiduciary shall have the following powers, subject to the purpose of the Freescale Stock Fund as set forth in Section 6.3 of the Plan:

(a) To impose any limitation or restriction on the investment of Plan accounts in the Freescale Stock Fund;

(b) To eliminate the Freescale Stock Fund as an Investment Fund under the Plan and to sell or otherwise dispose of all or any portion of the Company Stock held in the Freescale Stock Fund;

(c) To reinvest the proceeds from any sale or other disposition of Company Stock in a short-term fixed income fund under the Plan until the Participants redirect the investment of such proceeds;

(d) To instruct the Trustee with respect to the foregoing matters; and

(e) Such other duties as may be assigned to the Independent Fiduciary from time to time by the Compensation Committee, as settlor, and agreed to by the Independent Fiduciary.

Any exercise of the duties by the Independent Fiduciary granted to it pursuant to the Plan shall not require an amendment of the Plan prior to the initiation of the exercise of any such duty. The Senior Vice President, Human Resources, of the Company, or such other person designated by the Compensation Committee, shall monitor the Independent Fiduciary to assure that it continues to have the qualifications, capacity and personnel to discharge its obligations under the Plan and shall report from time to time to the Compensation Committee. The Independent Fiduciary may be removed or replaced solely by an amendment to the Plan adopted by the Compensation Committee, as settlor.

11. Section 10.1 of the Plan (“Direction of Investments”) is amended in its entirety to read as follows:

10.1 Direction of Investments. Subject to Sections 4.5 and 8.11, the Profit Sharing Committee shall have the power to select Investment Funds (other than the Freescale Stock Fund and the Motorola Stock Fund) for the investment of Trust Fund assets. In connection with such power, the Profit Sharing Committee may delegate in writing its authority to an investment manager or investment managers. In the event the authority to manage the assets of the Plan is delegated to an investment manager or investment managers, the Trustee, upon receiving written instructions from the investment manager or investment managers, shall receive or deliver the assets purchased or sold for the Trust Fund and make or receive payment for such assets purchased or sold for the Trust Fund in accordance with such instructions.

12. Section 10.2 of the Plan (“Investment Guidelines”) is amended in its entirety to read as follows:

10.2 Investment Guidelines. The Profit Sharing Committee may from time to time adopt a written investment policy and written investment guidelines which shall govern the manner in which the assets of the Trust Fund (other than the Freescale Stock Fund and the Motorola Stock Fund) are to be invested. Such investment policy and investment guidelines may contain, among other things, requirements for diversification and standards for the quality of securities to be held in the Trust Fund. Any investment manager or investment managers appointed by the Profit Sharing Committee shall follow such investment guidelines in managing the assets of the Trust Fund with respect to which such investment manager has authority. Before the investment policy and the investment guidelines become effective, such investment policy and investment guidelines must be approved in writing by the Trustee and such written approval must be delivered to the Profit Sharing Committee. The Freescale Stock Fund is intended to be invested exclusively in Company Stock as provided in Section 6.3 of the Plan, and shall not be subject to any investment policy or investment guidelines established by the Profit Sharing Committee.

13. Section 10.3 of the Plan (“Investments in Company Stock”) is amended in its entirety to read as follows:

10.3 Investment in Company Stock. The Freescale Stock Fund shall be a permanent feature of the Plan as provided in Section 6.3 of the Plan.

14. Section 12.1 of the Plan (“Amendment of the Plan”) is amended in its entirety to read as follows:

12.1 Amendment of the Plan. The Plan may be amended at any time and from time to time and for any reason by resolution of the Board of Directors or its delegate; provided, however, that no amendment shall be adopted the effect of which would be (a) to revest in the Company any interest in the assets of the Fund, or any part thereof, (b) to authorize or permit any part of the Fund (other than such part as is required to pay taxes and administrative expenses) to be used for or diverted to purposes other than for the exclusive benefit of the Participants, their Beneficiaries or estates, or (c) to decrease a Participant’s account balance or reduce or eliminate a Code Section 411(d)(6)

protected benefit, except as permitted by law; and provided further, however, that only the Compensation Committee is authorized to amend the Plan to remove the Independent Fiduciary and to appoint any successor thereto.

15. The foregoing amendments are effective as of December 30, 2005.

Executed as of the 30th day of December, 2005.

FREESCALE SEMICONDUCTOR, INC.
COMPENSATION AND LEADERSHIP COMMITTEE

By	/s/ JOHN D. TORRES
Name:	John D. Torres
Title:	Authorized Person